

April 22, 2024

Kevin Beerman
Executive Vice President and Chief Financial Officer
CF Bankshares Inc.
4960 E. Dublin Granville Road, Suite #400
Columbus, Ohio 43081

      Re: CF Bankshares Inc.
           Registration Statement on Form S-3
           Filed April 15, 2024
           File No. 333-278682

Dear Kevin Beerman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance